FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):   November 14, 2002

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 7. Financial Statements and Exhibits

(c)   The following exhibits are furnished herewith

      99.1   Joint news release of Electronic Data Systems Corporation ("EDS") and Fiserv, Inc. ("Fiserv") dated November 14, 2002.

Item 9. Regulation FD Disclosure

On November 14, 2002, EDS and Fiserv announced that they had entered into a definitive agreement under which Fiserv would acquire EDS' Consumer Network Services (CNS) unit for approximately $320 million in cash. The transaction, which is subject to regulatory review and other customary closing conditions, is expected to close by the end of 2002. EDS expects to recognize a gain upon closing of the transaction in an amount to be finally determined at the time of closing. A copy of the joint news release of EDS and Fiserv dated November 14, 2002 is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

November 14, 2002

By: /s/ D. Gilbert Friedlander
D. Gilbert Friedlander, Senior Vice
President, General Counsel and Secretary

For more information contact:
Leslie M. Muma, President and CEO
Fiserv, Inc.
(262) 879-5000

Sean Healy,
EDS Corporate Communications
(212) 703-5137
shealy@eds.com

For immediate release:
Date Pending

Fiserv, Inc. Announces Agreement to Acquire Consumer Network Services from EDS

Electronic Transaction and Payment Processing Unit
to Enhance Current Fiserv EFT Business

Brookfield, Wisconsin, and Plano, Texas, Date Pending—Fiserv, Inc. (Nasdaq: FISV) and EDS Corp. (NYSE: EDS) today announced a definitive agreement under which Fiserv will acquire EDS' Consumer Network Services (CNS) unit for approximately $320 million in cash.

CNS is one of the nation's largest electronic funds transfer (EFT) transaction processors and automated teller machine operators. The deal is expected to close by the end of the year, pending regulatory review. The 2003 processing and services revenues from this business are projected to be $150-160 million.

"CNS will add a significant dimension to Fiserv in terms of revenue, clients and financial technology services," said Leslie M. Muma, President and Chief Executive Officer of Fiserv. "With the addition of CNS, we will become one of the nation's leading electronic transaction and payment processors as defined by transaction volume, clients served and ATMs driven. The consumer migration to electronic payments continues at a rapid pace, accompanied by an ongoing demand for anytime, anywhere access to financial services. Fiserv will be better positioned to meet this growing need through the addition of the CNS organization, as we add to our business volume while gaining a wealth of talent and capacity that will complement our existing servicing capabilities."

CNS processes more than 2.4 billion EFT transactions annually and operates 13,170 ATMs. On completion of this agreement, Fiserv will process approximately 4 billion electronic, ATM and POS transactions annually. The combined organization, supported by more than 850 employees, will be one of the top five processors of EFT services in the financial industry. Fiserv will continue to provide EFT services to the financial institution clients of EDS.

"Fiserv currently has a strong offering of EFT and payment services, which will be greatly enhanced by the addition of the CNS organization," said Rodney D. Poskochil, President of the Fiserv Bank Systems and eProducts

Group. "While the EFT industry has seen consolidation during the last several years, financial institutions are experiencing a growing demand for these types of services. Fiserv is committed to providing our client base with comprehensive EFT and payment services, and CNS will help us continue to meet and exceed the expectations of our clients and their customers."

CNS offers a comprehensive suite of ATM and transaction processing services, facilitating a wide range of ATM, point-of-sale, home-banking and information-based transactions. Based in Morris Plains, New Jersey, CNS owns and operates six ATM and point-of-sale networks, including MPACT, ACCEL/Exchange and Exchange International.

"Fiserv's EFT operations fully complement those of CNS," said Coley Clark, President, EDS Financial Global Industry Solutions. "While profitable, CNS is not core to EDS' long-term growth strategy. EDS will continue to serve its financial services clients and remain focused on developing opportunities in IT and business process outsourcing, and business transformation services, our market strengths." Clark said that some 16% of EDS' annual revenue is generated by its work for financial services firms.

EDS said the transaction will not change its previously stated earnings guidance for full-year 2002. EDS also said the divestiture will reduce its 2003 earnings by less than two cents per share.

"The management and professionals of CNS are excited to become part of the Fiserv team," said Tony Catalfano, Director of CNS. "CNS and Fiserv have complementary business philosophies, including a strong focus on service excellence. By combining our talents with the resources of Fiserv, we will be able to strategically expand our offerings to the benefit of Fiserv and CNS clients throughout the country."

EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2001. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at www.eds.com.

Fiserv, Inc. (Nasdaq: FISV) is an independent, full-service provider of integrated data processing and information management systems to the financial industry. As a leading technology resource, Fiserv serves more than 13,000 financial service providers worldwide, including banks, broker-dealers, credit unions, financial planners/investment advisers, insurance companies and agents, mortgage banks and savings institutions. Headquartered in Brookfield, Wisconsin, Fiserv also can be found on the Internet at www.fiserv.com.

# # #

The disclosure with respect to Fiserv set forth above contains forward-looking statements, specifically revenue targets and Mr. Muma's statements regarding estimates of future revenues and business prospects. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. The factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, changes in customers' demand for the Corporation's products, pricing and other actions by competitors, and general changes in economic conditions or U.S. financial markets. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.

The EDS statements in this news release that are not historical statements, including statements regarding projected revenues and impact of the transaction, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond EDS' control, that could cause actual results to differ materially from such statements. For information concerning these risks and uncertainties, see EDS' most recent Form 10-Q. EDS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.